UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38245

Xiaobai Maimai Inc.

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China
Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of the 2021 Annual General Meeting

Xiaobai Maimai, Inc., a Cayman Islands company (the “Company”) held its 2021 annual general meeting of shareholders (the “Meeting”) at 10:00 a.m. Beijing Time, on December 3, 2021, at the Meeting Room, Futian Shangri-La, 4088 Yi Tian Road, Futian District, Shenzhen, 518408, People’s Republic of China. Holders of a total of 71,057,650 ordinary shares, out of a total of 71,478,550 ordinary shares issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of October 29, 2021. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Change of Name

As a special resolution, that the change of the Company’s name from “Xiaobai Maimai Inc.” to “Akso Health Group” has been authorized and approved.

For	Against	Abstain	Total
52,372,751	17,781	421,332	52,811,864

2.	To ratify the selection of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2021

As an ordinary resolution, that the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2021 has been ratified and approved.

For	Against	Abstain	Total
52,369,643	17,400	424,821	52,811,864

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xiaobai Maimai Inc.

By:	/s/ Zhang Rui (Kerrie)
Name: Zhang Rui (Kerrie) Title: Chief Financial Officer

Date: December 7, 2021